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kblauch@sidley.com (212) 839 5548	FOUNDED 1866

July 10, 2013

Rolaine S. Bancroft
Senior Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Morgan Stanley Capital I Trust 2011-C3
Form 10-K for the Fiscal Year Ended December 31, 2012 (the “MSCI 2011-C3 Form 10-K”) filed March 29, 2013 and Form 10-D for the monthly distribution period from February 16, 2013 to March 15, 2013 (the “MSCI 2011-C3 Form 10-D”) filed March 28, 2013

File No. 333-167764-01

Morgan Stanley Capital I Trust 2012-C4

Form 10-K for the Fiscal Year Ended December 31, 2012 (the “MSCI 2012-C4 Form 10-K”) filed March 29, 2013 and Form 10-D for the monthly distribution period from February 16, 2013 to March 15, 2013 (the “MSCI 2012-C4 Form 10-D”) filed March 28, 2013

File No. 333-167764-02

Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5
Form 10-K for the Fiscal Year Ended December 31, 2012 (the “MSBAM 2012-C5 Form 10-K”) filed March 29, 2013 and Form 10-D for the monthly distribution period from March 15, 2013 to April 17, 2013 (the “MSBAM 2012-C5 Form 10-D”) filed April 23, 2013
File No. 333-167764-03

Dear Ms. Bancroft:

On behalf of Morgan Stanley Capital I Trust 2011-C3, Morgan Stanley Capital I Trust 2012-C4, Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5 and Morgan Stanley Capital I Inc. (collectively, the “Morgan Stanley Entities”), we thank you for your letter

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

of June 26, 2013.  We have reviewed and discussed your letter with representatives of the Morgan Stanley Entities, which have instructed us to submit the responses set forth in this letter on its behalf.  For your convenience, each comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) is repeated in italics below.

Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5

Form 10-K

1.
Please tell us why you have filed a servicer assessment for Berkadia Commercial Mortgage LLC.  Please confirm that in future filings, in the body of your Form 10-K, that you will clarify each party’s role in the transaction and identify the reason why each assessment is being provided by describing the duties assigned to each party and the servicing criteria applicable to each party under Item 1122(d).

Berkadia Commercial Mortgage LLC is a servicing function participant engaged by Bank of America, National Association, the master servicer, to perform certain servicing duties with respect to the mortgage loans.  The servicer assessment is included in the filing pursuant to clause (b) of Rules 13a-18 and 15d-18 of the Exchange Act, which require that such an assessment be included in an annual report on Form 10-K for each party participating in the servicing function.

We confirm that in future filings, the body of the Form 10-K will clarify each party’s role in the transaction and identify the reason why each assessment is being provided by describing the duties assigned to each party and the servicing criteria applicable to each party under Item 1122(d).

Morgan Stanley Capital I Trust 2011-C3
Morgan Stanley Capital I Trust 2012-C4
Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5

Form 10-D

2.
We note that the distribution report of Wells Fargo, included as an exhibit to Form 10-D, includes a footnote indicating that the reports are compiled from information provided by third parties; that they have not independently confirmed the accuracy of the information received and assume no duty to do so; and they expressly disclaim any responsibility for the accuracy or completeness of the information furnished by third parties. While it may be appropriate to indicate that the reports are compiled from information provided by third parties and that Wells Fargo has relied upon the information and not independently confirmed the accuracy of the information received, we remain of the view that an express disclaimer of any responsibility for the accuracy or completeness of the information furnished to it by third parties is inconsistent with Wells Fargo’s role in the servicing function. Please confirm that the distribution reports included in future filings will not include an express disclaimer for the accuracy or completeness of the information furnished by third parties.

In prior correspondence with the SEC relating to certain RMBS transactions, Wells Fargo responded to a similar comment.1  In that correspondence, Wells Fargo indicated that while it believed that its footnote on the distribution reports accurately reflected its rights and obligations as set forth in the governing transaction documents, it would nonetheless remove or edit the footnote for RMBS and CMBS transactions in its platform.  In connection with such commitment, beginning in April 2013, the distribution reports for the 2011-C3 and 2012-C4 transactions were modified so that the footnote referenced in the question above no longer contains the express disclaimer for the accuracy or completeness of the information furnished by third parties.

Morgan Stanley Capital I Trust 2011-C3
Morgan Stanley Capital I Trust 2012-C4
Form 10-D

3.
Please tell us why your distribution report does not include the beginning and ending account balances for the Collection Account, the Distribution Account, the Interest Reserve Account, the Excess Liquidation Proceeds Account, the TA Unused Fees Account, and the REO Account. Refer to Item 1121(a)(6) of Regulation AB.

As your comment suggests, there are various different kinds of accounts in many CMBS transactions.  Certain accounts like the Collection Account and the Distribution Account act merely as mechanisms by which monies that are collected from the various mortgage loans and underlying mortgaged properties are disbursed on a monthly basis to the intended recipients.  The Collection Account and Distribution Account each start their respective collection periods with a zero balance and end with a zero balance.  In the interim, amounts are collected and disbursed to any number of entities for prescribed purposes.  These accounts merely serve as collection points to facilitate the payments otherwise required under the Pooling and Servicing Agreement.  Investors may not benefit from knowing the beginning and ending balances – zero – but are instead interested in where those monies went in the interim, and those amounts are already set forth on the statement (e.g. how much interest was paid, how much principal was paid, how much in the way of fees were paid.)  Section 1121(a)(6) uses the term “Reserve Funds” as an example of the type of accounts that are material in this context.  We would agree that any account that serves as credit enhancement would be material to an investor as the funds therein are for the benefit of the investors.  However, an investor may find the balances as of some particular moment less useful where such an account merely facilitates disbursements.  In fact, an investor may even be confused were it to see some

1	SEC, Correspondence regarding Sequoia Mortgage Trust 2010-H1, 2011-1 and 2011-2 (November 2, 2012; December 31, 2012; January 16, 2013; March 4, 2013), available at http://www.sec.gov/edgar.shtml.

balance in an account which exists solely for other parties’ benefits.  Similarly, the Interest Reserve Account is an administrative account used to normalize monthly cash flow in light of the 28- or 29-day interest accrual in February.  That account is funded in January and/or February and fully disbursed in March.  Material activity with respect to the Collection Account, Distribution Account and Interest Reserve Account is reflected in the certificate balance detail included in each distribution report but we question whether the addition of starting and ending balances as of specific dates adds any useful additional information.  We note that the Pooling and Servicing Agreement already requires that distribution reports include the beginning balance (but not the ending balance), if any, of the Excess Liquidation Proceeds Account and the TA Unused Fees Reserve Account.  These are little used accounts that are generally funded in the rare event that a foreclosed property is sold for an amount exceeding the par amount of the secured mortgage loans (in the case of the Excess Liquidation Proceeds Account), or if no Trust Advisor is then acting on behalf of the Trust (in the case of the TA Unused Fees Reserve Account).  We would propose to add the ending balance to that existing requirement for future transactions by the Registrant.

The Registrant hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings referred to in the subject line above;

•
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings referred to in the subject line above, as applicable; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (212) 839-5548 or kblauch@sidley.com with any questions or comments regarding this matter.  Thank you for your time and attention.

Sincerely,

/s/ Kevin C. Blauch
Kevin C. Blauch

cc:           James Lee
Morgan Stanley Capital I Inc.

enclosures

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.